

P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA



03045041

82-2083

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

28 November 2003

Dear Sirs

P&O RESPONSE TO COMPETITION COMMISSION'S PROVISIONAL FINDINGS ON IRISH SEA OPERATIONS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

enc



P&O

News Release

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28 November 2003

P&O RESPONSE TO COMPETITION COMMISSION'S PROVISIONAL FINDINGS ON IRISH SEA OPERATIONS

P&O notes the executive summary published by the Competition Commission concerning the Group's proposed transaction with Stena AB with regard to its ferry operations on the Irish Sea. P&O will be reviewing the summary and continuing its discussions with the Competition Commission.

Further information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

Notes to editors:

1. On 27 May 2003, P&O and Stena AB announced that they had signed a Memorandum of Understanding concerning Stena's proposed acquisition of part of P&O's ferry operations on the Irish Sea. The MOU also provided for the transfer of Stena's Stranraer port operation to Cairnryan with Stena and P&O each taking a 50% shareholding in a new company to develop the port. Contracts for these transactions were exchanged on 13 October 2003.

2. On 22 August 2003, the Office of Fair Trading announced that it had cleared P&O's proposed transaction with Stena AB with regard to the Port of Cairnryan joint venture and that it was referring the ferry transaction to the Competition Commission. The Competition Commission is expected to publish its final report by 6 February 2004.

3. The proposals remain subject to contract, employee consultation and regulatory clearance with the Irish as well as the UK competition authorities.

(ends)

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73